

October 22, 2014

Via E-mail
Gary S. Jacob
Chief Executive Officer and Director
ContraVir Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, New Jersey 08837

> **Re: ContraVir Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 17, 2014**
> **File No. 000-55020**

Dear Mr. Jacob:

We have limited our review of your proxy statement to the issues we have addressed in our comments. Please respond to this letter by amending your proxy statement as requested. If you do not believe these comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your proxy statement or your response to these comments, we may have additional comments.

Proposal 6: Amendment to our Certificate of Incorporation to Authorize a Reverse Stock Split, page 18

1. Please amend your disclosure to state the number of authorized shares that will become available for issuance as a result of the reverse stock split at each of the possible ratios.

2. Please amend your disclosure to state whether or not you have any current plans, agreements, understandings, etc. with respect to the authorized shares that will become available for issuance after the reverse stock split has been implemented. If you have any such plans, agreements, understandings, etc., please describe them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey Fessler
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006